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                            VIISAGE TECHNOLOGY, INC
                                30 PORTER ROAD
                        LITTLETON, MASSACHUSETTS 01460



                                      November 3, 1998


Mr. Thomas J. Colatosti
Viisage Technology, Inc.
30 Porter Road
Littleton, Massachusetts 01460


Dear Tom,

     I am pleased to offer you the position of President and Chief Executive Officer of Viisage Technology, Inc. (the "Company") commencing November 3, 1998. The terms of the offer are as follows:

1.   Base Salary: $200,000 per year, subject to annual review by the
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     Compensation Committee of the Board of Directors.

2.   Bonus: Up to 50% of your base salary, based on annual performance criteria
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     to be established by the Compensation Committee, beginning at your hire date as CEO and prorated for 1998 and then annually thereafter.

3.   Stock Options: The Company shall grant you options to purchase 596,837
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     shares of common stock of the Company at an exercise price of $0.9375 per share pursuant to the Company's 1996 Management Stock Option Plan. These options shall vest according to the following schedule:

          (a) Options to purchase 298,418 shares shall vest in thirty-six increments on the first day of each month commencing December 1, 1998, and continuing thereafter for the next thirty-five months. The first increment shall be for 8,303 shares and the remaining thirty-five increments shall be for 8,289 shares.

          (b) The remaining options to purchase 298,419 shares shall vest in three increments of 99,473 shares. The first increment shall vest if the average NASDAQ price of the Company's common stock for any twenty consecutive trading days reaches $10.00 per share; the second increment shall vest when that average NASDAQ price reaches $20.00 for any twenty consecutive trading days; and the third increment shall vest when that average NASDAQ price reaches $30.00 for any twenty consecutive trading days.
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Mr Thomas J. Colatosi
November 3, 1998
Page 2

          (c) In all cases, the vesting of these options is conditioned on your being employed by the Company on the vesting date.

          (d) These options are in addition to any options which you have been granted prior to the date of this agreement.

4.   Benefits: Participation in the Company's executive employee benefit plans
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     as in effect from time to time. A summary of the current executive benefits has been furnished to you.

5.   Severance Agreement: If your employment is terminated by the Company, the
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     Company will continue to pay your then current base salary in accordance with regular payroll practices for six months following the termination date; provided that no severance payments shall be made if your employment with the Company is terminated for "cause" or if executive employment at your then current base salary is offered to you during that six month period by Lau Technologies or one of its affiliates. Further, upon the termination of your employment by the Company, you will be entitled to receive any bonus earned pursuant to Section 2 above for the period prior to the termination date. "Cause" shall mean you have (i) been convicted of or entered a plea of no contest relating to any illegal act that materially and adversely reflects upon the business, affairs or reputation of Viisage, or (ii) materially neglected to discharge your responsibilities as an executive employee of Viisage, provided that any termination under this clause (ii) shall occur only after the written notice to you and an opportunity to cure such breach within 30 days of such notice.

6.   Noncompetition and Nonsolicitation.
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          (a)  During your employment with the Company and for one year after the termination of your employment with the Company, whether for cause or otherwise, you will not (unless otherwise approved in writing by the Chairman of the Company) for yourself or on behalf of any other person or entity, directly or indirectly, engage in any business activity relating to "developing biometric products." "Developing biometric products" shall mean involvement in or management of research, developing software, integrating systems, supporting customers, developing technologies, developing business or business relations, and development of services for or related to any or all of the following: identification cards, drivers licenses, image-based security

Mr Thomas J. Colatosi
November 3, 1998
Page 3

     systems, image-based fraud detection systems, fingerprint analysis, hand geometry analysis, any biometric system, and any biometric technology.

          (b) During your employment with the Company and for one year after the termination of your employment with the Company, whether for cause or otherwise, you will not (unless otherwise approved in writing by the Chairman of the Company) for yourself or on behalf of any other person or entity, directly or indirectly, solicit, employ or engage any person who was employed by the Company at any time during the six month period prior to the termination of your employment with the Company or becomes an employee of the Company at any time during the six month period after said termination.

          (c) In addition to any other remedies available to it, the Company will have the right to seek injunctive or other equitable relief to prevent any violation of this Section 6.

7.   Miscellaneous. You will continue to be bound by the intellectual property
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     and confidentiality agreement you previously executed and delivered to the
     Company. This agreement may only be modified by a written instrument executed by the Company and you. This agreement will be governed by the laws of the Commonwealth of Massachusetts, without regard to choice of law provisions. The failure of either party to exercise any right or the waiver by either party of any breach, will not prevent a subsequent exercise of such right or be deemed a waiver of any later breach of the same or any other term of this agreement. If any provision of this agreement is held to be invalid, illegal, or unenforceable, such provision will only be modified to the extent required to be enforceable under applicable law.

     If this offer is acceptable, please indicate your acceptance and agreement by countersigning below.

                                             Very truly yours,

                                             /s/ Denis K. Berube
                                             Denis K. Berube
                                             Chairman

AGREED AND ACCEPTED:

/s/ Tom Colatosti
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Tom Colatosti